

February 12, 2010

Mr. Mitchell Brown
Chief Executive Officer
Cono Italiano, Inc.
c/o Corporate Creations Network Inc.
8275 South Eastern Avenue, Suite 200-47
Las Vegas, NV 89123

>   **Re: Cono Italiano, Inc.**
>   **Registration Statement on Form S-1**
>   **File No. 333-164324**
>   **Filed January 4, 2010**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in a Form 8-K Cono Italiano, Inc. – Nevada filed November 13, 2009, to announce the share exchange agreements entered into with the shareholders of Cono Italiano, Inc. – Delaware (formerly Janex International, Inc.) one day earlier, that it included the financial statements of Cono Italiano, Inc. – Delaware through only June 30, 2009. Please amend the Form 8-K to include the unaudited financial statements of Cono Italiano, Inc. – Delaware as of September 30, 2009, to comply with Rule 8-04 of Regulation S-X.

Additionally, we note that the last periodic report Cono Italiano, Inc. – Nevada filed was a Form 10-Q for the interim period ended September 30, 2009, which included the results of Cono Italiano, Inc. – Delaware, though the acquisition occurred in a subsequent period. Also, the reporting period did not coincide with your then-current fiscal year end and its corresponding interim periods.

Accordingly, please file your Form 10-Q for the fiscal quarter ended October 31, 2009, excluding the acquisition consummated in November 2009, to comply with Rule 13a-13(a) and Rule 15d-13(a) of the Securities Exchange Act of 1934.

2.   We note that you are registering the resale of 252,000 shares "that were issued by the Company to stockholders in consideration of services rendered to the Company." In an appropriate place, discuss the nature of the services rendered.

Risk Factors, page 3

3.   Please add risk factor disclosure addressing the risks posed by the fact that your product line consists of a single product.

"We Are a Small Company With a Limited Operating History . . .," page 3

4.   In your first risk factor on this page, you state that you believe you will be able to meet your current cash needs from revenues. However, cumulatively through September 30, 2009, it appears you only generated revenues totaling approximately $21,000. Accordingly, please provide us with additional information and, if helpful, your underlying analysis, which supports this assertion.

"We May be Exposed to Tax Audits . . .," page 5

5.   We note the disclosure in your financial statement footnotes that you are not currently in compliance with your obligation to file income tax returns. Please revise this risk factor to address this fact.

"Securities Compliance May be Expensive and Time Consuming . . .," page 5

6.   Revise this risk factor to address the fact that on March 23, 2009, the SEC took action under Section 12(j) of the Securities Exchange Act of 1934 and revoked the registration of your predecessor, Janex International, Inc., because at that time the company was seriously delinquent in its mandatory reporting obligations. In addition, provide disclosure of all related material risks.

"A Signficiant Percentage of our Commons Stock . . .," page 6

7.   Please revise the caption of this risk factor to disclose that the single investor identified is your Chief Executive Officer. In addition, disclose that your officers and directors as a group control 63.2% of your issued and outstanding common shares, and that as such, they can exert absolute control over all decisions required to be submitted for a vote of shareholders.

"The Failure of Pino Gelato, Inc. to Effectively Sell our Products . . .," page 7

8.   You state that the failure of Pino Gelato, Inc. to successfully sell your products to retail outlets could significantly reduce your sales and profits. This appears to contradict your conclusion that you will not be adversely impacted if they fail to accomplish their goals. Please advise or revise.

"You May Have Difficulty Selling Our Common Shares . . .," page 7

9.   In the second bullet point, we note you refer to "target consumer segment car buyers." However, it is unclear how this reference is relevant to your business and this particular risk factor. Please clarify or revise this risk factor, accordingly.

"Absence of Equity Research Reports . . .," page 9

10.   Please disclose whether any analysts currently provide coverage of your equity securities.

Selling Stockholders, page 11

11.   Please revise to disclose the natural person with voting or investment power over the shares being offered on behalf of your entity selling shareholders.

12.   In the second paragraph, your reference in the third sentence to the "fourth" column depicted in the tabular presentation below it appears to be inaccurate. Additionally, we note that the total amount of shares indicated in the column labeled "Total Number of Shares to Be Offered for Selling Stockholders Account" sums to 28,588,428, which exceeds the amount being registered for resale, 26,288,428, by 2,300,000. It correspondingly appears that the amount in this column pertaining to line 22, Ocean Consultants, is overstated by 2,300,000. Please revise your disclosures, accordingly.

Business, page 16

Cono Italiano (Delaware), page 17

13.   We note that you introduced your product into the North American market by building an alliance with Center Plate. Please discuss any contractual arrangements between you and Center Plate and file any such agreements as exhibits.

14.   You state that "Cono Italiano (Delaware) has received $100,000 in cash consideration for such Distribution Agreement." In each location where you repeat this statement, including at pages 17 and 24, also disclose the number of common shares that you are required to issue to Pino Gelato, Inc. two common

Mr. Mitchell Brown
Cono Italiano, Inc.
February 12, 2010
Page 4

shares for every $1 of consideration paid by Pino Gelato, Inc. under the
Distribution Agreement. In addition, disclose the number of shares that have
already been issued and the number of shares that will be issued under the
agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

15.   Please tell us what consideration you gave to the disclosures pertaining to your
        "critical accounting estimates." Refer to FRR 501.14 for additional guidance.

Security Ownership of Certain Beneficial Owners and Management, page 34

16.   Footnote 3 to the tabular presentation on this page appears to have been omitted.
        Please revise, accordingly.

Financial Statements, page F-1

Note E – Licensing Rights, page F-12

17.   We note in 2008 that, though you generated only $11,285 of revenue, you
        concluded you are no longer a "development-stage enterprise" and ceased
        reporting your financial position and results as such. Please tell us how you
        concluded this, considering the definition of a "development-stage entity," per the
        footnote to FASB ASC 915-15-2(b). If you are unable to conclude that you are
        no longer a "development-stage enterprise, you will need to fully comply with the
        corresponding reporting requirements of FASB ASC 915, including the
        presentation of the required "cumulative from inception" columnar information.

Note I – Income Tax Compliance, page F-13

18.   Please tell us what consideration you gave to the accounting and disclosure
        requirements of FASB ASC Topic 840-10 (formerly, FIN 48), and why you
        concluded that any uncertain tax positions did not require recognition, if true, and
        why all required disclosures were unnecessary.

Pro Forma Balance Sheets, page F-33

19.   Please provide explanatory notes for each pro forma adjustment, including, where
        applicable, share amounts exchanged and how determined, to more clearly
        describe what the adjustments are, why each adjustment is being made as part of
        the pro forma financial statements, and how each adjustment was calculated.
        Refer to Rule 11-02(b)(1) of Regulation S-X for further guidance.

Mr. Mitchell Brown
Cono Italiano, Inc.
February 12, 2010
Page 5

Pro Forma Statement of Operations, page F-34

20.   Please expand your presentation to present pro forma results for all of the required periods for each entity, to comply with Rule 11-02(c) of Regulation S-X.

21.   Please tell us what items are included in the "Prepaid expenses," amounting to $376,445, for Cono Italiano, Inc. – Nevada, how such items were paid, and how and over what period each of the prepaid items is being amortized. Additionally, tell us how such prepaid expenses will continue to benefit Cono Italiano, Inc. – Nevada, following the consummation of the share exchange agreement with Cono Italiano, Inc. – Delaware.

Closing Comments

As appropriate, please amend your registration statement and preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. With your amendments, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donald Delaney at (202) 551-3863 or Chris White, Branch Chief, at (202) 551-3461 with questions regarding the financial statements and related disclosures. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
       Travis Gering, Esq.
       (610) 819-9104